UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*

                           OfficeMax Incorporated
--------------------------------------------------------------------------------
                              (Name of Issuer)

                      Common Stock, without par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 67622P101
                               (CUSIP Number)

                             Robert T. Needham
                          K Capital Partners, LLC
                               75 Park Plaza
                              Boston, MA 02116
                               (617) 646-7728
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              October 27, 2005
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.   67622P101
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
           K Capital Offshore Master Fund (U.S. Dollar), L.P
           ---------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
                    ------------------------------------------------------------
           (b)       |_|
                    ------------------------------------------------------------

    3.     SEC Use Only
           ---------------------------------------------------------------------

    4.     Source of Funds (See Instructions)
           WC
           ---------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                         |_|
           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Cayman Islands
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           2,189,635
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power 0 shares of common stock
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    2,189,635
                    ------------------------------------------------------------

              10.   Shared Dispositive Power 0 shares of common stock
                    ------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,635 shares of common stock
           ---------------------------------------------------------------------

    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                         |_|
           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           3.097%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           PN
           ---------------------------------------------------------------------

CUSIP No.   67622P101
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
           Special K Capital Offshore Master Fund (U.S. Dollar), L.P
           ---------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
                    ------------------------------------------------------------
           (b)       |_|
                    ------------------------------------------------------------

    3.     SEC Use Only
           ---------------------------------------------------------------------

    4.     Source of Funds (See Instructions)
           WC
           ---------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                         |_|
           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Cayman Islands
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           3,799,520
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power 0 shares of common stock
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    3,799,520
                    ------------------------------------------------------------

              10.   Shared Dispositive Power 0 shares of common stock
                    ------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,799,520 shares of common stock
           ---------------------------------------------------------------------

    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                         |_|
           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           5.37%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           PN
           ---------------------------------------------------------------------

CUSIP No.   67622P101
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
           K Capital Partners, LLC
           ---------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
                    ------------------------------------------------------------
           (b)       |_|
                    ------------------------------------------------------------

    3.     SEC Use Only
           ---------------------------------------------------------------------

    4.     Source of Funds (See Instructions)
           AF
           ---------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                         |_|
           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           6,049,098
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power 0 shares of common stock
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    6,049,098
                    ------------------------------------------------------------

              10.   Shared Dispositive Power 0 shares of common stock
                    ------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,049,098 shares of common stock
           ---------------------------------------------------------------------

    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                         |_|
           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           8.56%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           OO
           ---------------------------------------------------------------------

CUSIP No.   67622P101
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
           Harwich Capital Partners, LLC
           ---------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
                    ------------------------------------------------------------
           (b)       |_|
                    ------------------------------------------------------------

    3.     SEC Use Only
           ---------------------------------------------------------------------

    4.     Source of Funds (See Instructions)
           AF
           ---------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                         |_|
           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           6,049,098
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power 0 shares of common stock
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    6,049,098
                    ------------------------------------------------------------

              10.   Shared Dispositive Power 0 shares of common stock
                    ------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,049,098 shares of common stock
           ---------------------------------------------------------------------

    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                         |_|
           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           8.56%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           OO
           ---------------------------------------------------------------------

CUSIP No.   67622P101
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
           Abner Kurtin
           ---------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
                    ------------------------------------------------------------
           (b)       |_|
                    ------------------------------------------------------------

    3.     SEC Use Only
           ---------------------------------------------------------------------

    4.     Source of Funds (See Instructions)
           AF
           ---------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                         |_|
           ---------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           United States
           ---------------------------------------------------------------------

Number of     7.
Shares
Beneficially
Owned by
Each                Sole Voting Power
Reporting           6,049,098
Person With
                    ------------------------------------------------------------

              8.    Shared Voting Power 0 shares of common stock
                    ------------------------------------------------------------

              9.    Sole Dispositive Power
                    6,049,098
                    ------------------------------------------------------------

              10.   Shared Dispositive Power 0 shares of common stock
                    ------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,049,098 shares of common stock
           ---------------------------------------------------------------------

    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                         |_|
           ---------------------------------------------------------------------

    13.    Percent of Class Represented by Amount in Row (11)
           8.56%
           ---------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions)
           IN
           ---------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to common stock, without par value per share (the "Common Stock") of OfficeMax Incorporated (the "Issuer"). The Issuer's principal executive offices are located at 150 Pierce Road, Itasca, Illinois 60143, United States.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is filed by K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively the "Partnerships"), K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin.

          The Partnerships are limited partnerships organized in the Cayman Islands with a registered address at the offices of Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole General Partner of each Partnership (the "General Partner") having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116; Harwich Capital Partners, LLC ("Harwich") is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 75 Park Plaza, Boston, Massachusetts 02116; and Abner Kurtin is the Managing Member of Harwich, having its principal business address c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). Mr. Kurtin is a United States citizen. The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

          During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock covered by this Schedule 13D were purchased by the Partnerships. The source of funds for the purchases is assets of the Partnerships available for investment, and the amount of the funds is $18,230,073.45.

ITEM 4.   PURPOSE OF TRANSACTION

          All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based upon such review, the Reporting Persons believe that the market price of the Common Stock does not fully reflect its intrinsic value and that extraordinary corporate action, such as a break up or sale of the company may be required to realize that intrinsic value. The Reporting Persons have previously communicated with the board of directors of the Issuer indicating their view that the Common Stock of the Issuer is undervalued, and that the Issuer should seek to break up the company and sell one or more of its components in order to maximize the value of such Common Stock. On October 26, 2005 the General Partner delivered a letter to the Issuer's Board, requiring explanation as to certain actions and inaction of the Issuer's Board. A copy of the letter was also released to the public by way of a press release. A copy of the press release is attached as Exhibit 2. The Reporting Persons may seek further communications with the Issuer and other industry observers and participants regarding the value of the Common Stock and possible strategic transactions, and may take other actions to insure that strategic alternatives are considered. This may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b). The information contained on the cover pages to this
          Schedule 13D is incorporated herein by reference.

          As of October 27, 2005, the General Partner, as general partner of the Partnerships, may be deemed to beneficially own 6,049,098 shares of the Common Stock or 8.56% of the 70,718,846 shares of Common Stock believed to be outstanding. Harwich, as Managing Member of the General Partner, and Mr. Kurtin, as Managing Member of Harwich, may be deemed to beneficially own the same number of shares of the Common Stock. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

          (c) The reported shares of Common Stock reflect amounts as of October 27, 2005. The Partnerships effected the following transactions in and transfers of the Common Stock during the past 60 days:

          K Capital Offshore Master Fund (US Dollar) LP Transaction date
          ---------------------- -------------------- ------------------- --------------------
          Transaction date       Number of shares     Price per share     Total price
                                 sold
          ---------------------- -------------------- ------------------- --------------------
          10-03-05               575,650              $31.67              $18,230,073
          ---------------------- -------------------- ------------------- --------------------

          Special K Capital Offshore Master Fund (US Dollar) LP
          ---------------------- -------------------- ------------------- --------------------
          Transaction date       Number of shares     Price per share     Total price
                                 bought
          ---------------------- -------------------- ------------------- --------------------
          10-03-05               575,650              $31.67              $18,230,073
          ---------------------- -------------------- ------------------- --------------------



          All sales were made in privately negotiated transactions.

          Except for the information set forth herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

          (d)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnerships.

          Each Partnership from time to time may enter into and unwind cash settled equity swap or other similar derivative arrangements with respect to the Common Stock or other securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D.
           Exhibit 2 - Press release issued October 26, 2005.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 27th day of October, 2005.

                                        K CAPITAL PARTNERS, LLC

                                        By:    /s/ Robert T. Needham
                                              ----------------------------------
                                              By:  Harwich Capital Partners, LLC
                                              Its: Managing Member
                                              By:  Robert T. Needham
                                              Its: Chief Administrative Officer


                                        HARWICH CAPITAL PARTNERS, LLC

                                        By:    /s/ Robert T. Needham
                                              ----------------------------------
                                              By:  Robert T. Needham
                                              Its: Chief Administrative Officer


                                        K CAPITAL OFFSHORE MASTER FUND (U.S.
                                        DOLLAR), L.P.

                                        By:    /s/ Robert T. Needham
                                              ----------------------------------
                                              By:  K Capital Partners, LLC,
                                                   General Partner
                                              By:  Harwich Capital Partners LLC
                                              Its: Managing Member
                                              By:  Robert T. Needham
                                              Its: Chief Administrative Officer


                                        SPECIAL K CAPITAL OFFSHORE MASTER FUND
                                        (U.S. DOLLAR), L.P.

                                        By:    /s/ Robert T. Needham
                                              ----------------------------------
                                              By:  K Capital Partners, LLC,
                                                   General Partner
                                              By:  Harwich Capital Partners LLC
                                              Its: Managing Member
                                              By:  Robert T. Needham
                                              Its: Chief Administrative Officer


                                        ABNER KURTIN

                                        By:    /s/ Abner Kurtin
                                              ----------------------------------
                                              Abner Kurtin